SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004
Commission File Number 0-99

PETROLEOS MEXICANOS

        (Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

        (Translation of registrant’s name into English)

United Mexican States

        (Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311 Mexico

        (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X                 Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes         No    X

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes         No    X

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    X

      SOCIAL COMMUNICATIONS CORPORATE MANAGEMENT

BULLETIN NO. 64 / 2004

      DATE: 03/ 16/ 2004

      PEMEX REQUESTED AN EXTENSION OF ITS STOCK-EXCHANGE
CERTIFICATE PROGRAM

        On March 10, 2004, Petróleos Mexicanos submitted to the Comisión Nacional Bancaria y de Valores (“National Banking and Securities Commission”) and to the Bolsa Mexicana de Valores, S.A. de C.V. (“Mexican Stock Exchange”) an application in order to carry out an extension of its existing stock issues, under the stock-exchange certificates program established in the Mexican market.

        Subject to the conditions of the domestic market and to the acquisition of the required permits, Petróleos Mexicanos plans to issue notes for an amount of up to 15 billion pesos next March 24.

        The leading intermediary distributors will be Acciones y Valores de México, S.A. de C.V., Casa de Bolsa Santander Serfín, S.A. de C.V. and Casa de Bolsa BBVA Bancomer S.A. de C.V., meanwhile ING (México), S.A. de C.V., Casa de Bolsa and ING Grupo Financiero shall participate as co-leader.

        It is worthwhile mentioning that this bulletin does not constitute an announcement for a public bid or an offering of the securities described. The documents relative to these stock issues are available at the Internet website of Bolsa Mexicana de Valores, S.A. de C.V.: www.bmv.com.mx

********

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petroleos Mexicanos
By: /s/ OCTAVIO ORNELAS ESQUINCA Octavio Ornelas Esquinca Managing Director of Finance and Treasury

 Date: March 24, 2004

FORWARD-LOOKING STATEMENTS

        This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.